

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 4, 2008

Mr. Xiao Yaqing
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)

      **Re:    Aluminum Corporation of China Limited**
                **Amendment No. 1 to Annual Report on Form 20-F**
                **for the Fiscal Year Ended December 31, 2007**
                **Filed August 8, 2008**
                **File No. 1-15264**

Dear Mr. Yaqing:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007

General

1. We reissue our prior comment 1. Please refile your annual report in its entirety to provide proper certifications. We would expect that such filing would include a full amendment of your annual report.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald Delaney, at (202) 551-3863, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson, at (202) 551-3584, or me at (202) 551-3740, with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     D. Delaney
        K. Calder
        L. Nicholson

        via facsimile

        Scott Clemens, Esq.
        86 10 6505 2309